August 12, 2008
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Ladies and Gentlemen:
On behalf of Cleveland-Cliffs Inc (the “Company”), we are transmitting for filing the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company in connection with the registration by the Company under the Securities Act of 1933 (the “Securities Act”) of its common shares in connection with the merger of a wholly owned subsidiary of the Company with and into Alpha Natural Resources, Inc. (“Alpha”) pursuant to the Agreement and Plan of Merger, dated July 15, 2008, among the Company, Alpha Merger Sub, Inc. (renamed as such effective August 11, 2008) and Alpha.
The Company has transferred the amount of $186,190 on August 12, 2008 to the Commission’s account at U.S. Bank, St. Louis, Missouri.
Pursuant to Rule 461 under the Securities Act, the Company intends to make an oral or written request for acceleration of the effectiveness of the Registration Statement, and the Company is aware of its obligations under the Securities Act.
Please contact the undersigned at (216) 694-5446 if you have any questions concerning this filing.
Very truly yours,
/s/ George W. Hawk, Jr.
General Counsel and Secretary